FIRST DEFIANCE FINANCIAL CORP.

601 Clinton Street

Defiance, Ohio 43512

(419) 782-5015

October 28, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: Sonia Bednarowski

Re:	First Defiance Financial Corp.

Registration Statement on Form S-4

File No. 333-234144

Request for Effectiveness

Dear Ms. Bednarowski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Defiance Financial Corp. (the “Company”) respectfully requests that the above captioned Registration Statement, which was amended on October 18, 2019, and October 28, 2019 (the “Registration Statement”), be made effective on Wednesday, October 30, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please notify Kimberly J. Schaefer of Vorys, Sater, Seymour and Pease LLP at (513) 723-4068 or kjschaefer@vorys.com when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

/s/ Donald P. Hileman
Donald P. Hileman
Chief Executive Officer

cc: Kimberly J. Schaefer, Esq., Vorys, Sater, Seymour and Pease LLP